EXHIBIT 99.1

ANNOUNCES THE APPROVAL BY BOARD OF DIRECTORS OF AN
AGREEMENT WITH PELEPHONE TO PROVIDE MVNO SERVICES

AZOUR, Israel – July 28, 2011 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced that an agreement with Pelephone to provide MVNO services, was approved by boards of directors.

Following Ituran's announcement on July 29, 2010 that its wholly owned Israeli subsidiary, Ituran Cellular Communication Ltd. obtained on July 28, 2010, a mobile virtual network operator (MVNO) license from the Israeli Ministry of Communication, Ituran is pleased to announce that Ituran Cellular signed an agreement with Pelephone Communications Ltd., one of Israel's reputable cellular operators, to use Pelephone’s infrastructure and network in order to service the MVNO’s customers and operation, against payment as detailed in the agreement. The term of the agreement is thirty six (36) months from the date on which Ituran shall commence servicing the MVNO's customers, renewed automatically for further periods of twelve months each, unless non-renewal notice of at least one hundred twenty (120) days is delivered by either party prior to the renewal date and may be terminated by either parties in certain circumstances as detailed in the agreement, including in the event that any regulatory license enabling either party to perform its obligations according to the agreement expired or revoked. The agreement was approved today by Cellular Communication Ltd and Pelephone's respective board of directors.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 615,000 subscribers distributed globally. Established in 1995, Ituran has over 1,300 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

International Investor Relations

CCG Israel
Ehud Helft
ehud@ccgisrael.com
Kenny Green
kenny@ccgisrael.com
Tel: 1 (646) 201 9246